

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2024

Tak Chun Wong
Chief Executive Officer
AFB Limited
R27 3/F, New Timely Building
497 Castle Peak Road, Lai Chi Kok
Kowloon, Hong Kong

> **Re: AFB Limited**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 18, 2024**
> **File No. 333-276184**

Dear Tak Chun Wong:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 4, 2024 letter.

Amendment No. 3 to Registration Statement on Form S-1 filed April 18, 2024

Prospectus Summary
Summary of risk factors, page 2

1. We note your response to prior comment 4 and reissue in part. Please revise your summary of risk factors to provide a specific cross-reference to the heading of the individual related risk factor and the page number at which it is located. In this regard, we note that your revised summary only provides cross-references to sections of risk factors (e.g., "Risks relating to our company and our industry") rather than individual headings of the risk factors beginning at page 4 (e.g., "Our business and reputation could be at risk if we do not...").

At the time of this prospectus, we are not obligated..., page 6

2. We note your response to prior comment 6 and reissue in part. Where you state that you "are not covered by the permissions requirements from...Cyberspace Administration of China (CAC)," revise to also state, if true, that you are not covered by permissions requirements from the China Securities Regulatory Commission (CSRC). Make conforming revisions where this disclosure appears on the cover page.

3. We note your response to prior comment 7 and reissue in part. State to what extent the company believes that it is compliant with the Hong Kong cybersecurity and data security regulations specified in this section, and make conforming revisions to the cover page. Additionally, please relocate your discussion of "compliance with these regulations" and the penalties of non-compliance so that it comes after the list of the relevant regulations, to provide context for investors. In the paragraph beginning "Compliance with these regulations..." on the cover page, similarly revise to clarify that you are discussing Hong Kong cybersecurity and data security regulations.

Dilution, page 19

4. Please revise to include the estimated offering expenses that you anticipate paying out of the offering proceeds.

Statement of Operations and Comprehensive Loss, page F-4

5. Refer to your response to prior comment 11. Pursuant to Question 1 of SAB 1.B.1, the historical income statements of a company should reflect all of its costs of doing business. Pursuant to ASC 845-10-30-1, in general, accounting for nonmonetary transactions should be based on the fair values of services involved, which is the same basis as used in monetary transactions. By analogy to SAB 5.T, the fair value of services transferred should be reflected as an expense in the company's financial statements with a corresponding credit to contributed or paid-in capital. In view of the preceding, please revise your financial statements to reflect as cost of revenue the fair value of the services provided by your chief executive officer and any other expenses incurred in generating revenue for the company.

Tak Chun Wong
AFB Limited
April 25, 2024
Page 3

       Please contact Ta Tanisha Meadows at 202-551-3322 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services